AIS

August 13, 2009

RECEIVED

2009 AUG 17 A 8:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commissi[redacted]
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

09046768

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 070/2009, AIS-CP 071/2009, AIS-CP 072/2009**

Subject: 1. Report of Financial Covenants Compliance of Advanced Info Service Plc.
2. Notification of the Resolutions of the Board of Directors' Meeting No. 5/2009.
3. Submission of reviewed consolidated and company financial statements for the second quarter of 2009 (2Q09) and clarification of a change in net profit by more than 20%

Date: August 13, 2009

Enclosure: 1. Reviewed consolidated and company financial statements for the second quarter of 2009
2. Management and Discussion Analysis (MD&A) for the second quarter of 2009
3. Reports Review Quarterly Financial Statements (F45-3)

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

V. Sripratak

Mr. Vikrom Sripratak
Director
Advanced Info Service Plc.

8/17

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2009

Ref: AIS-CP 070/2009

August 13, 2009

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc.; AIS099A, AIS119A, AIS134A, AIS139A, AIS127A and AIS141A, the Company is required to maintain debt to equity ratio at not more than 2:1. This ratio will be calculated from a consolidated financial statement of the Company on semi-annually basis. The Company is, in addition, required to report a default on any debt obligation if there is any. We would like to notify you that as at 30 June 2009 the debt to equity ratio were 0.54 times and the Company was not in default of any debt obligation. The Company is completely complied with the conditions set forth in the Terms and Conditions of the above debentures.

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2009

AIS-CP 071/2009

August 13, 2009

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2009

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to inform the resolution of the Board of Directors' Meeting No. 5/2009, which is held on August 13, 2009 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 4/2009 held on May 14, 2009.
2. Approved the balance sheet, statement of income, and statement of cash flow for the second quarter of 2009 ended June 30, 2009.
3. Approved an interim dividend payment for the 6-month period of 2009 between January 1, 2009 to June 30, 2009 at the rate of Baht 3.00 per share (Baht three) from registered and paid-up capital of approximately 2,963.29 million shares, totaling of approximately Baht 8,890 million (Baht eight thousand eight hundred and ninety million).

   The Record Date to determine shareholders' right to receive a dividend will be on August 27, 2009, and the share registration book closing date will be on August 28, 2009 for gathering shareholders' names under the Section 225 of the Securities and Exchange Act B.E. 2535. The Company will pay a dividend on September 10, 2009.
4. Acknowledged the appointment of 3 executives, to be effective on September 1, 2009, in order to improve the Company's business operation, which was reviewed and approved by the Remuneration Committee as follows;

   4.1) Mr. Vikrom Sripataks to be the Vice Chairman of the Executive Committee, reports directly to the Chairman of the Executive Committee. He will be responsible for the Company's strategic direction.

   4.2) Mr. Wichian Mektrakarn to be the Chief Executive Officer, replacing Mr. Vikrom Sripataks. The Chief Executive Officer shall report directly to the Chairman of the Executive Committee. He will be responsible for leading the business operations of the Company and subsidiaries.

   4.3) Mr. Hui Weng Cheong to be the Chief Operating Officer, reports directly to the Chief Executive Officer. He will be responsible for the Company's operating business including marketing, customer management and service, operations, business solutions, and the distribution of handset and accessory.

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2009

AIS-CP 072/2009

August 13, 2009

Subject: Submission of reviewed consolidated and company financial statements for the second quarter of 2009 (2Q09) and clarification of a change in net profit by more than 20%

To: The President
The Stock Exchange of Thailand

Enclosure:
1. Reviewed consolidated and company financial statements for 2Q09 in Thai and English
2. Management and Discussion Analysis (MD&A) for 2Q09
3. Reports Review Quarterly Financial Statements (F45-3)

Advanced Info Service Public Company Limited ("the Company") would like to submit the reviewed consolidated and company financial statements for 2Q09. In addition, the Company would like to clarify the reasons of a difference in net profit, which decreased by more than 20% from the same period of last year as follows;

In 2Q09, consolidated net profit was Baht 4,197 million, decreased from Baht 6,333 million in 2Q08 or 33.7% y-o-y. For 1H09, net profit was Baht 8,765 million, a decrease of 23.5% y-o-y from Baht 11,456 million in 1H08. This resulted from a one-time gain from dispute settlement of Baht 1,217 million after tax between Digital Phone Co., Ltd. ("DPC") and Total Access Communication Plc ("DTAC") that was booked as other income in 2Q08. Excluding this gain and other non-recurring item, net profit in 2Q09 would decline 18.0% y-o-y and in 1H09 would decline 14.5% y-o-y, respectively.

Consolidated financial statements for the 3 months period

(Baht: million)	**2Q09**	**2Q08**	**y-o-y**
Net profit	4,197	6,333	(33.7%)
Deduct: Gain on DPC settlement after tax	-	(1,217)	n/a
Normalized net profit	4,197	5,116	(18.0%)

Consolidated financial statements for the 6 months period

(Baht: million)	**1H09**	**1H08**	**y-o-y**
Net profit	8,765	11,456	(23.5%)
Add: Impairment of goodwill of Advanced Data Network Communications Co., Ltd. (ADC)	-	15	n/a
Deduct: Gain on DPC settlement after tax	-	(1,217)	n/a
Normalized net profit	8,765	10,254	(14.5%)

(Reviewed Quarter-2 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Advanced Info Service Plc. and Its subsidiaries

Reviewed
Ending: 30 June
(In thousands)

The Consolidated Financial Statement	Quarter 2		For 6 months	
	2009	2008	2009	2008
Net profit (loss)	4,197,441	6,332,595	8,764,715	11,456,324
EPS (Baht)	1.42	2.14	2.96	3.87

The Company Financial Statement	Quarter 2		For 6 months	
	2009	2008	2009	2008
Net profit (loss)	3,719,213	4,635,833	9,339,112	8,988,816
EPS (Baht)	1.26	1.57	3.15	3.04

Type of Report

- [x] Unqualified Opinion
- [ ] Qualified Opinion
- [ ] Disclaimer of Opinion / Unable to reach any conclusion
- [ ] Adverse of Opinion

An emphasis of matters

- [ ] Yes
- [x] No

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET information Management System.

"The Company hereby certifies that the information above is correct and complete. In addition, the Company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2009

2Q09 MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

2Q09 result was a seasonally weak quarter, added with the macro weakness from the political turmoil during Songkran (Thai New Year in April) and the outbreak of H1N1 influenza. These factors prompt the company to review the guidance for FY2009 as 1H09 came below expectation and the outlook for 2H09 appear less optimistic due to the prolonged impact from H1N1 and the pressure to consumer sentiment on renewed hike in oil price as well as political uncertainty, subsequently could delay economic recovery in 2H09.

AIS expects FCF growth of 15% y-o-y, although the revenue outlook is revised down to -3% to 0% to reflect the weaker-than-expected 1H09 and slow recovery in 2H09 from both domestic usage and international roaming (-30% yoy). One of the key drivers for the growth is our success in cost control measures shown in the improved service EBITDA margin* from 44.6% to 45.2% albeit the lower revenues during 1H09. In respect to weaker demand and revenue forecast, capex is also revised down to Bt11bn, 6bn of which spent in 1H09. For the 1H09, AIS generated Bt16.7bn of free cash flow or 6% increase from 1H08.

Data growth continued to be strong driven by internet SIM resulted in 39% y-o-y growth of revenue from mobile internet during 1H09. Sales of USB modem for data usage has been rising rapidly during the quarters, attributable to the mobility usage penetrated more into laptop users and partly the availability of inexpensive netbook. This suggests the strong demand for wireless internet access remained despite the weak economy.

Competition continued to focus on retaining usage of existing subscribers rather than new acquisition as reflected in lower industry net additions. To help sustain usage, AIS introduced a new buffet plan with lower monthly fee from Bt199 (Buffet Day) to Bt49 (Ngan Khao – Get Job) in the event of economic difficulties Sawasdee, the brand for low usage customers, are used to penetrate further into low-utilisation areas including extended validity for small refill to encourage ongoing usage. Postpaid acquisition also came with reasonable quality and ARPU from the success of "Mixed & Match" package due to its simplicity while its tariffs are similar to prepaid level and more comparable to competitor's offering in the market. The promotion is hence attractive to both new and existing subscribers as well as those who wants to move from prepaid to postpaid.

*service EBITDA margin (excluding handset business) is calculated based on separated financial statement of 1H09 and 1H08

OPERATIONAL HIGHLIGHTS

***Subscriber** reached 27.9m, with growth mainly from upcountry market*

***ARPU** and **Usage** fell due to the impact of seasonality softness and weak IR revenue*

Subscriber recorded 27.9m,improved 1.2% q-o-q, and 7.5% y-o-y representing 320k net additions compared to 272k in 1Q09 and 877k in 2Q08. The subscriber growth was mostly from rural market particulary the North and the Northeast region.

ARPU & MOU declined from seasonal softness in usage and weak international roaming revenue. Postpaid ARPU including net IC fell 4.6% q-o-q to Bt605, while MOU was more stable with a 0.8% qoq drop, sustained by usage from Mix & Match package. Prepaid ARPU including net IC contracted 3.4% q-o-q to Bt196, while its MOU declined 1.6% q-o-q.

FINANCIAL RESULTS

***Service revenue excluded IC** fell 5.4% y-o-y from weak usage especially IR revenue .*

***EBITDA** declined 6.3% y-o-y from lower revenue*

***Net profit** of Bt4,197m in 2Q09 fell 18% y-o-y from higher amortization*

Service revenue excluding IC (Bt million)	**2Q08**		**1Q09**		**2Q09**		**y-o-y**	**q-o-q**
Voice revenue	16,287	77.3%	15,422	75.1%	15,244	76.5%	-6.4%	-1.2%
Postpaid (voice)	3,844	18.3%	3,674	17.9%	3,650	18.3%	-5.0%	-0.7%
Prepaid (voice)	12,443	59.1%	11,747	57.2%	11,593	58.2%	-6.8%	-1.3%
Non-voice revenue	2,666	12.7%	3,168	15.4%	3,151	15.8%	18.2%	-0.5%
International roaming	952	4.5%	832	4.0%	547	2.7%	-42.5%	-34.2%
Others (IDD, other fees)	1,155	5.5%	1,125	5.5%	990	5.0%	-14.3%	-12.0%
Total service revenue excl. IC	**21,060**	**100.0%**	**20,546**	**100.0%**	**19,932**	**100.0%**	**-5.4%**	**-3.0%**

Service revenue exclude IC revenue in 2Q09 declined 3% q-o-q mostly from the drastic decline in international roaming due to the flu pandemic since beginning of May. Domestic voice usage was also weak from the seasonal effect and the exceptional lengthy Songkran holiday in April. On y-o-y basis, service revenue declined 5.4% on weak usage following economic slowdown as well as the Songkran incident and the flu impact.

Voice revenue Voice revenue declined 1.2% q-o-q on seasonal weakness of usage on both prepaid and postpaid. For the 1H09, voice revenue declined 6% y-o-y due to overall economic weakness.

Other revenue declined 12% q-o-q and 14% y-o-y from the weakness in **international call (IDD)** revenue which was also impacted by lower foreign tourists.

Net interconnection (IC) was higher q-o-q with net receipt of Bt319m compared to Bt273m in 1Q09. While incoming traffic continued to decrease (-2.7%), the higher net IC was driven by the stronger decline in outgoing traffic (-4.2%). On-net traffic continued to rise to 78% from 77% in previous quarter.

Sales revenues fell 19% q-o-q and 48% y-o-y as consumer demand for handset shrank following economic slowdown. In addition, the change in Nokia's distribution policy also limited company's sales starting in February only to Bangkok area. **Sales margin** was 2.7% compared to 2.2% in 1Q09 and 8.8% in 2Q08. The pressure to sales margin was from a conservative policy to manage handset inventory aging by actively destocking as demand outlook remains weak.

Interconnection (Bt million)	**2Q08**	**1Q09**	**2Q09**	**y-o-y**	**q-o-q**
Revenue	4,144	3,721	3,621	-12.6%	-2.7%
Cost	4,080	3,447	3,302	-19.1%	-4.2%
Net Interconnection	64	273	319	396%	16.8%
Cost of service excl.IC (Bt million)					
Amortization	4,426	4,596	4,733	6.9%	3.0%
Base station rental & utility	628	651	679	8.1%	4.3%
Maintenance	427	428	350	-18.0%	-18.1%
Others	929	944	957	2.9%	1.4%
Cost of service excl. IC	6,411	6,618	6,719	4.8%	1.5%
SG&A (Bt million)					
Marketing expense	572	519	658	15.0%	26.8%
Administrative expense	2,002	1,896	1,729	-13.6%	-8.8%
SG&A expenses	2,574	2,415	2,387	-7.3%	-1.2%
%marketing to total revenue	2.0%	2.0%	2.6%		
%bad debt to postpaid revenue	2.2%	3.6%	3.9%		
%SG&A to total revenue	9.1%	9.2%	9.5%		

EBITDA (Bt million)	**2Q08**	**1Q09**	**2Q09**	**y-o-y**	**q-o-q**
Operating profit	**7,365**	**6,849**	**6,342**	**-13.9%**	**-7.4%**
Depreciation PPE	752	765	836		
Network amortization	3,915	4,075	4,146		
Gain (loss) on disposals of PPE	57	-1	0		
Management benefit	-26	-17	-16		
Other financial cost	-16	-20	-18		
EBITDA	**12,048**	**11,652**	**11,289**	**-6.3%**	**-3.1%**
EBITDA margin	42.5%	44.3%	44.8%		

Financial Cost	2Q08	1Q09	2Q09	y-o-y	q-o-q
Interest expenses	394	488	478	21.3%	-2.0%
Other financial costs	16	20	18	17.6%	-6.1%
Financial cost	**410**	**508**	**497**	**21.2%**	**-2.1%**

Consolidated (Bt million)	2Q08	1Q09	2Q09	y-o-y	q-o-q
Net income	6,333	4,567	4,197	-33.7%	-8.1%
Deduct: Gain on DPC settlement after tax	(1,217)				
Normalized net income	**5,116**	**4,567**	**4,197**	**-18.0%**	**-8.1%**

Non-voice revenue was relatively flat q-o-q as SMS fell from the New Year season in 1Q but offset by growth on mobile internet and content download. The y-o-y growth remained strong at 18% for 1H09 due to higher subscription to data plan using AIS data USB modem, attributable to the growth of mobile internet access among laptop users

International roaming revenue (IR) fell 34% q-o-q compared to the usual q-o-q drop in 2Q of 16-18% as a result of lower tourist arrival affected by political insurgence in April as well as fear of H1N1 flu. For 1H09, IR revenue declined 34% y-o-y.

Cost of service exclude IC cost rose 1.5% q-o-q and 4.8% y-o-y from higher amortization due to shorten period of BTO contract, this was partly offset by lower network maintenance which fell 18% both q-o-q and y-o-y as part of the effort to control operating expense. Cost of base station rental and utility rose 4.3% q-o-q and 8.1% y-o-y as number of base station rose to 15,165 from 14,900 in 1Q09 and 13,600 in 2Q08. For 1H09, cost of service excl. IC rose 4.4% from 6% higher amortization while operating saving was achieved on network maintenance and lower cost of refill cards due to the growth of refill on mobile.

Revenue sharing expense declined 2.7% q-o-q and 4.0% y-o-y following the decrease in service revenue. In addition, DPC a subsidiary that operates 1800MHz has informed TOT and CAT of the concellation of access charge agreement and ceased the access charge payment (Bt200/sub/month) to TOT from 1 June 2009 onward to comply with interconnection regulation from NTC. The amount was approximately Bt48m per quarter.

Marketing spending rose 27% q-o-q and 15% y-o-y due to several ongoing marketing campaigns to maintain the strong brand presence in upcountry markets in particular the "Sawasdee Luk Tung Tour Thai" concerts as well as Songkran event. For 1H09, however, marketing expense declined 3.1% y-o-y while its % to total revenue remained well under control at 2.3% below the budget of 3%.

Administrative expense decreased 8.8% q-o-q and 13.6% y-o-y as a result of lower staff cost and reversed provision of handset inventory that was cleared during the quarter. **Bad debt provision** was slightly higher to 3.9% of postpaid revenue compared to 3.6% in 1Q09 and 2.2% in 2Q08 due to the postpaid growth into lower segment. For 1H09, administrative expense declined 6.9% y-o-y from lower staff cost and reversed provision.

Other income was Bt138m, declined 25% q-o-q from lower interest income as cash position reduced. On y-o-y basis, other income fell from Bt1,944m in 2Q08 which included the one-time gain from DPC settlement.

EBITDA was Bt11,289m, declined 3.1% q-o-q and 6.3% y-o-y following the decrease in revenue, partly offset by higher net IC receipt, lower maintenance and administrative expenses. EBITDA margin in 2Q09 was 44.8% slightly increased from 44.3% in 1Q09 and 42.5% in 2Q08 due to the declined in handset sales proportion which contributes minimal margin. For 1H09, EBITDA was Bt22,941m, declined 5.7% from previous year due to the decline of service revenue especially prepaid revenue and international roaming revenue but partly offset by improvement in net IC receipt, lower staff & administrative cost, as well as decline in cost of refill cards. EBITDA margin for 1H09 was 44.5%, up from 42.7% in 1H08 as the handset proportion fell.

Financial cost declined 2.1% q-o-q but increased 21% y-o-y from higher outstanding debt of Bt39bn in 2Q09 compared to Bt30bn as of 2Q08.

Net profit for 2Q09 was Bt4,197m, fell 8.1% q-o-q from higher amortization and interest expense. On y-o-y basis net profit declined 33.7% due to one-time gain on DPC settlement. Excluding the gain, recurring net profit declined 18.3% y-o-y due to higher amortization and interest expense. For 1H09, recurring net profit was Bt8,764m, declined 14.4% y-o-y.

Balance sheet structure

Bt million	1Q09	%to total asset	2Q09	%to total asset
Cash	30,053	21.8%	27,368	20.8%
ST investment	20	0.0%	34	0.0%
Trade receivable	5,094	3.7%	5,479	4.2%
Inventory	1,266	0.9%	907	0.7%
Other	2,536	1.8%	2,374	1.8%
Current Asset	**38,968**	**28.3%**	**36,162**	**27.5%**
Networks and PPE	79,318	57.6%	76,899	58.4%
Intangible asset	6,529	4.7%	6,437	4.9%
Defer tax asset	10,075	7.3%	9,940	7.5%
Others	2,753	2.0%	2,260	1.7%
Total Assets	**137,644**	**100.0%**	**131,698**	**100.0%**
Trade accounts payable	3,826	2.8%	3,990	3.0%
CP of LT loans	3,889	2.8%	3,923	3.0%
Accrued R/S expense	4,058	2.9%	5,166	3.9%
Others	10,781	7.8%	9,371	7.1%
Current Liabilities	**22,553**	**16.4%**	**22,450**	**17.0%**
Total interest-bearing debt	39,084	28.4%	39,317	29.9%
Total Liabilities	**59,596**	**43.3%**	**59,203**	**45.0%**
Total Equity	78,048	56.7%	72,495	55.0%

Total asset fell 4.3% q-o-q to Bt131,698m from Bt137,664m in 1Q09, caused by lower cash which declined to Bt27,368m in 2Q09 from Bt30,053m in 1Q09 mainly due to the dividend payment of Bt9,774m in May. Additionally, network, property and equipment declined 3.1% q-o-q as the amortization of assets was greater than new capex.

Liquidity The considerable cash built up from issued debentures of Bt7.5bn during 1Q09 enhanced the company to maintain high level of liquidity with current ratio of 1.61 in 2Q09, dropped from 1.73 in 1Q09. Inventory also declined significantly from previous quarter due to active destocking of handsets, while current liabilities was relatively flat.

Debentures and loans in 2Q09 slightly increased to Bt39,317m from Bt39,084m in 1Q09. Average cost of debt in 2Q09 was 4.7% compared to 4.8% in 1Q09 and 5.3% in 2Q08 with all foreign debt fully hedged.

Bt million	1Q09	2Q09
Debt ratio	43%	45%
Net debt to equity	12%	16%
Total liabilities to equity	76%	82%

Capital structure With the lower equity from dividend payment during the period, total liability to equity rose to 82% from 76% in 1Q09. The capital structure nevertheless remained strong with Net debt to equity of 16%.

	End of	Repayment					
Unit: million	**2Q09**	**2H09**	**2010**	**2011**	**2012**	**2013**	**2014**
Long term loan(1)	16,420	247	494	9,979	494	494	2,939
Debenture(2)	22,897	3,427	-	4,000	5,000	8,000	2,500
Total debt	39,317	3,674	494	13,979	5,494	8,494	5,439

(1) includes swap contract; (2) includes bond issuing cost

Cash Flow

Cash flow position remained strong to supported both CAPEX and debt repayment. For 1H09, the Company generated operating cash flow before change in working capital of Bt23.6bn while spent Bt5.9bn in capex, repaid Bt3.5bn of debt, and paid Bt9.8bn in dividend.

Source and use of fund: 1H09

1H09			. million
Source of Fund		**Use of Fund**	
Operating CF before change in working capital	23,620	CAPEX & Fixed assets	5,951
Proceed from LT borrowing	8,535	Dividend payment	9,774
Interest received	157	Finance cost paid	1,010
Investment	90	Cash increase	11,273
Disposal of property and equipment	11	Repayment of LT borrowing	3,516
Share capital and share premium	69	Changes in working capital	959
Total	**32,483**	**Total**	**32,483**

FY2009 MANAGEMENT OUTLOOK & STRATEGY(REVISED)

Market subscriber forecast	5m net additions for the market
Market share	Maintain revenue market share
Free cash flow**	+15% y-o-y
Service revenue**	-3% to 0% service revenue growth **revised from 3-4%
Marketing expense	3% of total revenue (equivalent to 3.5% of total revenue excluding IC)
Network amortization**	7-8% rise (network amortization and depreciation as booked under cost of service only, exclude PPE depreciation in SGA, and amortization of operation right) **revised from 8-10%
EBITDA margin	41-42%
Capex**	Bt11bn cash capex (including 3G on 900MHz) **revised from 13-15bn
Net IC revenue	Bt400-700m

FY09 guidance is revised to reflect worse-than-expected 2Q09 and company's outlook of slower economic recovery during the 2H09. 2Q09 result was negatively impacted by unexpected events from the political turmoil during Songkran (Thai New Year in April) and H1N1 influenza. For 2H09, major challenges are on the demand side that remains weak, renewed climb in oil price, political uncertainty, and the prolonged impact of H1N1 influenza. Service revenue growth (excluding interconnection revenue) is hence revised down to -3% to 0% from previously 3-4%. Voice usage, the largest contributor to revenue, is expected to remain weak with slower recovery in 2H09 while stable competition continued. International roaming and to the lesser degree international call were significantly impacted by the decrease in tourist arrivals following the H1N1 influenza. International roaming revenue is now expected to decline 30% y-o-y. Data revenue however remained healthy and was in-line with our expectation; its growth target hence is maintained at 10-15%.

Despite the lower revenue growth forecast, company expects to grow free cash flow by 15% y-o-y with cost efficiency program being implemented on both operating expense and capital expenditure. Consolidated EBITDA margin is expected at 41-42% albeit the lower revenue forecast due to (1) the forecasted lower proportion of revenue from handset business which usually erode consolidated margin, (2) lower gross interconnection revenue while net interconnection receipt is expected to be similar to FY08, and (3) operational cost saving on network maintenance, lower cost of refill cards as company is pushing on refill-on-mobile, as well as lower staff cost and administrative expenses. With slower demand forecast and continued stable outlook on competition, capex is revised down to Bt11bn from the previous Bt13-15bn. The cost management on both opex and capex is targeted to enhance the company's ability to deliver strong free cash flow and hence consistent return to shareholders with an expected growth on FCF of 15% y-o-y.

Handset sales is expected to decline significantly from weak consumer spending as well as the change in Nokia's distribution policy starting from February which limited sales for company's distribution arm to only Bangkok area. Handset business this year is expected to contribute near-zero gross margin in a short run. In addition, we have been maintaining a conservative inventory provisioning policy. Despite the short-term negative impact and potential smaller scale of business, it remains as a vital part to support overall strategy for AIS on growing mobile service and to support the future launch of 3G service.

The mobile penetration in 2H09 is expected to grow over 100% with organic demand continues from upcountry market that contributes lower ARPU. AIS's strength in rural network coverage, premium quality and distinctive brand presence will be the key to win in these markets and will serve the aim to maintain overall revenue market share. During the economy slowdown, competition outlook remains benign while mobile operators shift the focus to retaining usage from existing subscriber as well as quality customer and loyalty program rather than aggressive acquisition which would drive further multiple SIMs.

3G license will be the key milestone this year as AIS is working closely on all fronts to ensure highest possibility of attaining the new license which will allow all industry players to operate at more level-playing field under a fair cost structure. AIS expects NTC to auction 2.1GHz spectrum in 1Q10. Operationally, AIS has been preparing for readiness to ensure the shortest launch time for commercial service. Financially, AIS is also well-shaped to support the funding needs, partly reflected in the success of debenture issuance in Jan-09. While macro environment post a significant challenge this year, the operational large-scale advantage and solid financial strength will support AIS's flexibility to grow amidst this tough year.

FINANCIAL SUMMARY

P&L summary	1H08	1H09	y-o-y
Service revenue	50,886	47,820	-6.0%
Sales revenue	6,107	3,677	-39.8%
Total revenue	**56,993**	**51,497**	**-9.6%**
Cost of service	(20,991)	(20,086)	-4.3%
Revenue sharing	(10,208)	(9,831)	-3.7%
Cost of Sales	(5,607)	(3,588)	-36.0%
Gross Profit	**20,188**	**17,993**	**-10.9%**
SG&A	(5,110)	(4,802)	-6.0%
EBITDA	**24,325**	**22,941**	**-5.7%**
EBT	16,259	12,537	-22.9%
Net Income	**11,456**	**8,764**	**-23.5%**

P&L summary	2Q08	1Q09	2Q09	y-o-y	q-o-q
Service revenue	25,204	24,267	23,553	-6.5%	-2.9%
Sales revenue	3,141	2,033	1,644	-47.7%	-19.1%
Total revenue	**28,345**	**26,300**	**25,197**	**-11.1%**	**-4.2%**
Cost of service	(10,491)	(10,065)	(10,020)	-4.5%	-0.4%
Revenue sharing	(5,051)	(4,982)	(4,849)	-4.0%	-2.7%
Cost of Sales	(2,865)	(1,988)	(1,599)	-44.2%	-19.6%
Gross Profit	**9,939**	**9,264**	**8,729**	**-12.2%**	**-5.8%**
SG&A	(2,574)	(2,415)	(2,387)	-7.3%	-1.2%
EBITDA	**12,048**	**11,652**	**11,289**	**-6.3%**	**-3.1%**
EBT	8,915	6,529	6,007	-32.6%	-8.0%
Net Income	**6,333**	**4,567**	**4,197**	**-33.7%**	**-8.1%**

Breakdown – Service revenue	2Q08	1Q09	2Q09
Postpaid – voice	18.3%	17.9%	18.3%
Prepaid – voice	59.1%	57.2%	58.2%
Postpaid – data	4.9%	6.8%	6.7%
Prepaid – data	7.7%	8.6%	9.1%
International roaming	4.5%	4.0%	2.7%
Others (IDD, other fees)	5.5%	5.5%	5.0%

Sales revenue			
Handset	95.8%	94.0%	92.3%
SIM	4.2%	6.0%	7.7%

Breakdown – Cost of service			
Amortisation	69.0%	69.4%	70.5%
Base station	9.8%	9.8%	10.1%
Maintenance	6.7%	6.5%	5.2%
Others	14.5%	14.3%	14.2%

Cost of sales			
Handset	97.2%	96.6%	96.0%
SIM	2.8%	3.4%	4.0%

Balance Sheet summary	2Q08	1Q09	2Q09
Current Assets	24,162	38,968	36,162
Fixed Assets	83,338	79,318	76,899
Total Assets	128,952	137,644	131,698
Total Liabilities	51,593	59,596	59,203
Retained Earnings	51,685	52,322	46,745
Total Equities	77,359	78,048	72,495

Key Ratios	2Q08	1Q09	2Q09
EBITDA	12,048	11,652	11,289
EBITDA Margin	42.5%	44.3%	44.8%
Interest Coverage (x)	18.7	14.0	13.3
DSCR (x)	6.0	5.6	5.4
Net Debt / EBITDA (x)	0.36	0.19	0.26
Net debt to Equity (x)	0.23	0.12	0.16
Total Liabilities to Equity (x)	0.67	0.76	0.82
Free cash flow to EV (%)	9.6%	11.0%	10.7%
ROE (%)	32%	23%	23%

OPERATIONAL DATA

Subscribers	2Q08	1Q09	2Q09
GSM Advance	2,260,300	2,586,300	2,672,200
GSM 1800	79,700	76,900	78,300
Postpaid	2,340,000	2,663,200	2,750,500
Prepaid	23,624,700	24,918,600	25,151,500
Total subscribers	25,964,700	27,581,800	27,902,000
Net additions			
Postpaid	15,500	51,200	87,300
Prepaid	861,900	220,400	232,900
Total net additions	877,400	271,600	320,200
Churn rate (%)			
Postpaid	1.9%	2.0%	2.0%
Prepaid	4.5%	4.8%	4.9%
Blended	4.3%	4.6%	4.7%
Subscriber market share			
Postpaid	41%	41%	n/a
Prepaid	46%	44%	n/a
Total	45%	44%	n/a
ARPU excl. IC (Bt)			
GSM Advance	743	678	645
GSM 1800	713	636	631
Postpaid	742	677	645
Prepaid	218	195	188
Blended	266	241	232
ARPU incl. net IC (Bt)			
GSM Advance	688	634	605
GSM 1800	692	620	615
Postpaid	688	634	605
Prepaid (One-2-Call!)	224	203	196
Blended	267	244	236
MOU (minutes: billable outgoing on			
GSM Advance	574	533	529
GSM 1800	472	480	470
Postpaid	570	531	527
Prepaid	266	243	239
Blended	294	271	267
Traffic			
% outgoing to total minute	49%	48%	48%
% on-net to total outgoing minute	73%	77%	78%

Advanced Info Service Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three month and six-month periods ended
30 June 2009

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 June 2009, and the related statements of income for the three-month and six-month periods ended 30 June 2009 and 2008, and the related statements of changes in equity and cash flows for the six-month periods ended 30 June 2009 and 2008 of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated and separate financial statements for the year ended 31 December 2008 of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 18 February 2009. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2008, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
13 August 2009

Advanced Info Service Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2009 and 31 December 2008

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	30 June 2009 (Unaudited)	31 December 2008	30 June 2009 (Unaudited)	31 December 2008
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		26,272,012	15,009,291	9,401,611	2,665,329
Specifically-designated bank deposits	*4*	1,095,895	1,315,263	-	-
Current investments		34,309	140,120	-	-
Trade accounts receivable	*3, 5*	5,479,332	5,790,416	6,734,543	9,678,541
Amounts due from and loans to related parties	*3*	354	437	1,517,501	489,689
Inventories		906,641	1,592,505	69,228	95,095
Value added tax receivables		168,412	240,915	168,412	240,915
Other current assets		2,204,746	2,806,768	1,360,803	1,609,575
Total current assets		**36,161,701**	**26,895,715**	**19,252,098**	**14,779,144**
Non-current assets					
Investments in subsidiaries	*6*	-	-	20,223,107	20,223,107
Other long-term investments		171,414	155,367	92,761	92,761
Property, plant and equipment	*7*	8,448,998	8,143,679	5,799,124	6,447,756
Assets under the Agreements for operation	*7*	68,449,970	73,045,439	65,088,094	69,084,401
Swap and Forward contracts receivable	*15*	1,347,212	2,483,941	1,347,212	2,483,941
Intangible assets	*7*	6,437,098	6,537,923	1,196,228	1,069,453
Deferred tax assets		9,939,985	10,075,260	9,086,676	9,203,866
Other non-current assets		741,676	743,965	660,849	660,145
Total non-current assets		**95,536,353**	**101,185,574**	**103,494,051**	**109,265,430**
Total assets		**131,698,054**	**128,081,289**	**122,746,149**	**124,044,574**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Balance sheets
As at 30 June 2009 and 31 December 2008

Liabilities and equity	*Note*	**Consolidated financial statements** 30 June 2009 (Unaudited)	**Consolidated financial statements** 31 December 2008	**Separate financial statements** 30 June 2009 (Unaudited)	**Separate financial statements** 31 December 2008
		(in thousand Baht)			
Current liabilities					
Trade accounts payable	*3, 8*	3,990,364	4,263,084	3,434,105	3,664,297
Amounts due to and short-term loans from related parties	*3*	189,075	486,336	581,746	6,427,555
Current portion of long-term borrowings	*9*	3,923,078	7,037,683	3,918,976	7,033,270
Accrued revenue sharing expenses	*1*	5,166,147	2,719,081	4,542,281	2,281,051
Unearned income - mobile phone service		2,966,246	3,408,291	3,143,232	3,933,684
Advanced receipts from customers		961,266	983,237	-	-
Income tax payable		2,500,924	2,859,375	2,259,797	2,203,959
Other current liabilities		2,753,177	3,102,749	2,667,651	2,906,117
Total current liabilities		**22,450,277**	**24,859,836**	**20,547,788**	**28,449,933**
Non-current liabilities					
Long-term borrowings	*9*	36,741,000	29,774,426	36,736,705	29,767,173
Other non-current liabilities		11,337	11,382	-	-
Total non-current liabilities		**36,752,337**	**29,785,808**	**36,736,705**	**29,767,173**
Total liabilities		**59,202,614**	**54,645,644**	**57,284,493**	**58,217,106**
Equity					
Share capital	*10*				
Authorised share capital		4,997,460	4,997,460	4,997,460	4,997,460
Issued and paid-up share capital		2,962,462	2,961,740	2,962,462	2,961,740
Additional paid-in capital					
Premium on ordinary shares	*11*	21,601,706	21,545,336	21,601,706	21,545,336
Advanced receipts for share subscription	*11*	12,238	-	12,238	-
Unrealised surpluses					
Fair value changes on dilution of investment		161,187	161,187	-	-
Fair value changes on other investments		482	-	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		46,745,261	47,754,800	40,385,250	40,820,392
Total equity attributable to equity holders of the Company		**71,983,336**	**72,923,063**	**65,461,656**	**65,827,468**
Minority interests		512,104	512,582	-	-
Total equity		**72,495,440**	**73,435,645**	**65,461,656**	**65,827,468**
Total liabilities and equity		**131,698,054**	**128,081,289**	**122,746,149**	**124,044,574**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 30 June 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Revenues					
Revenues from rendering of services and equipment rentals		23,553,430	25,203,913	22,670,719	24,158,543
Revenue from sale of goods		1,644,219	3,141,441	-	-
Total revenues		**25,197,649**	**28,345,354**	**22,670,719**	**24,158,543**
Cost					
Cost of rendering of services and equipment rentals		(10,020,443)	(10,490,904)	(9,921,405)	(10,434,647)
Revenue sharing expense		(4,848,828)	(5,050,700)	(4,574,284)	(4,744,690)
Cost of sale of goods		(1,599,478)	(2,864,660)	-	-
Total cost		**(16,468,749)**	**(18,406,264)**	**(14,495,689)**	**(15,179,337)**
Gross profit		**8,728,900**	**9,939,090**	**8,175,030**	**8,979,206**
Selling and administrative expenses					
Selling expenses		(657,864)	(572,288)	(632,836)	(512,600)
Administrative expenses		(1,729,000)	(2,002,123)	(1,872,038)	(1,814,335)
Total selling and administrative expenses		**(2,386,864)**	**(2,574,411)**	**(2,504,874)**	**(2,326,935)**
Profit from sales, services and equipment rentals		**6,342,036**	**7,364,679**	**5,670,156**	**6,652,271**
Other operating income		137,563	1,944,126	123,212	156,910
Net foreign exchange gain		41,018	41,616	29,097	45,002
Management benefit expenses		(16,215)	(25,693)	(16,143)	(22,803)
Operating results		**6,504,402**	**9,324,728**	**5,806,322**	**6,831,380**
Dividend income		-	-	-	-
Profit before finance costs and income tax expenses		**6,504,402**	**9,324,728**	**5,806,322**	**6,831,380**
Finance costs		(496,814)	(410,039)	(495,073)	(460,422)
Income tax expense		(1,811,564)	(2,556,890)	(1,592,036)	(1,735,125)
Profit for the period		**4,196,024**	**6,357,799**	**3,719,213**	**4,635,833**
Attributable to :					
Equity holders of the Company		4,197,441	6,332,595	3,719,213	4,635,833
Minority interests		(1,417)	25,204	-	-
Profit for the period		**4,196,024**	**6,357,799**	**3,719,213**	**4,635,833**
Earnings per share (Baht)	*13*				
Basic		1.42	2.14	1.26	1.57
Diluted		1.42	2.14	1.26	1.57

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of income

For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Revenues					
Revenues from rendering of services and equipment rentals		47,820,080	50,886,005	45,976,364	48,770,505
Revenue from sale of goods		3,677,538	6,107,293	-	-
Total revenues		**51,497,618**	**56,993,298**	**45,976,364**	**48,770,505**
Cost					
Cost of rendering of services and equipment rentals		(20,085,651)	(20,991,111)	(19,888,565)	(20,928,414)
Revenue sharing expense		(9,831,036)	(10,207,519)	(9,271,541)	(9,577,265)
Cost of sale of goods		(3,587,598)	(5,606,533)	-	-
Total cost		**(33,504,285)**	**(36,805,163)**	**(29,160,106)**	**(30,505,679)**
Gross profit		**17,993,333**	**20,188,135**	**16,816,258**	**18,264,826**
Selling and administrative expenses					
Selling expenses		(1,176,835)	(1,214,024)	(1,105,503)	(1,131,562)
Administrative expenses		(3,625,177)	(3,895,428)	(3,742,160)	(3,747,753)
Total selling and administrative expenses		**(4,802,012)**	**(5,109,452)**	**(4,847,663)**	**(4,879,315)**
Profit from sales, services and equipment rentals		**13,191,321**	**15,078,683**	**11,968,595**	**13,385,511**
Other operating income		321,180	2,135,495	251,521	291,290
Net foreign exchange gain (loss)		61,855	(92,478)	44,651	(98,373)
Management benefit expenses		(32,846)	(58,444)	(32,696)	(47,061)
Operating results		**13,541,510**	**17,063,256**	**12,232,071**	**13,531,367**
Dividend income	*3*	-	-	1,482,496	-
Profit before finance costs and income tax expenses		**13,541,510**	**17,063,256**	**13,714,567**	**13,531,367**
Finance costs		(1,004,438)	(804,217)	(1,010,338)	(940,777)
Income tax expense		(3,772,831)	(4,756,014)	(3,365,117)	(3,601,774)
Profit for the period		**8,764,241**	**11,503,025**	**9,339,112**	**8,988,816**
Attributable to :					
Equity holders of the Company		8,764,715	11,456,324	9,339,112	8,988,816
Minority interests		(474)	46,701	-	-
Profit for the period		**8,764,241**	**11,503,025**	**9,339,112**	**8,988,816**
Earnings per share (Baht)	*13*				
Basic		2.96	3.87	3.15	3.04
Diluted		2.96	3.87	3.15	3.04

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Statements of changes in equity
For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

Consolidated financial statements

	Note	Issued and paid-up share capital	Additional paid-in capital: Share premium	Advance receipts for share subscription	Unrealised surplus: Revaluation difference on dilution of investment	Unrealised surplus: Revaluation difference on other investment	Retained ea: Legal reserve
						(in thousand Baht)	
Balance at 1 January 2008		**2,958,123**	**21,250,964**	**15,377**	**161,187**	**-**	**500,000**
Profit for the period		-	-	-	-	-	-
Dividends		-	-	-	-	-	-
Issue of share capital	*10,11*	3,264	266,243	(15,377)	-	-	-
Advanced receipts for share subscription	*11*	-	-	1,372	-	-	-
Decrease in minority interest from the addition of shares		-	-	-	-	-	-
Balance at 30 June 2008		**2,961,387**	**21,517,207**	**1,372**	**161,187**	**-**	**500,000**
Balance at 1 January 2009		**2,961,740**	**21,545,336**	**-**	**161,187**	**-**	**500,000**
Net change in fair value recognised in equity		-	-	-	-	482	-
Profit for the period		-	-	-	-	-	-
Dividends	*14*	-	-	-	-	-	-
Issue of share capital	*10,11*	722	56,370	-	-	-	-
Advanced receipts for share subscription	*11*	-	-	12,238	-	-	-
Dividend received from subsidiaries		-	-	-	-	-	-
Balance at 30 June 2009		**2,962,462**	**21,601,706**	**12,238**	**161,187**	**482**	**500,000**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Statements of changes in equity
For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

				Separate financial	
			Additional paid-in capital		
	Note	Issued and paid-up share capital	Share premium	Advance receipts for share subscription	ı
				(in thousand	.
Balance at 1 January 2008		**2,958,123**	**21,250,964**	**15,377**	
Profit for the period		-	-	-	
Dividends		-	-	-	
Issue of share capital	*10,11*	3,264	266,243	(15,377)	
Advanced receipts for share subscription	*11*	-	-	1,372	
Balance at 30 June 2008		**2,961,387**	**21,517,207**	**1,372**	
Balance at 1 January 2009		**2,961,740**	**21,545,336**	-	
Profit for the period		-	-	-	
Dividends	*14*	-	-	-	
Issue of share capital	*10,11*	722	56,370	-	
Advanced receipts for share subscription	*11*	-	-	12,238	
Balance at 30 June 2009		**2,962,462**	**21,601,706**	**12,238**	

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Statements of cash flows
For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Cash flows from operating activities				
Profit for the period	8,764,241	11,503,025	9,339,112	8,988,816
Adjustments for				
Depreciation	1,600,231	1,506,631	1,453,051	1,429,639
Amortisation	8,263,789	7,805,361	7,381,922	6,912,245
Interest income	(195,232)	(170,317)	(82,156)	(57,476)
Dividend income from subsidiaries	-	-	(1,482,496)	-
Finance costs	1,004,438	804,217	1,010,338	940,777
Loss from write-off goodwill	-	15,140	-	-
Doubtful accounts and bad debts expense	378,518	233,901	393,590	244,851
Allowance for obsolete inventories and loss from inventories write-off	25,981	61,445	18,775	25,921
Income from settle with operation right payable	-	(1,738,868)	-	-
Loss (gain) on disposals of property, plant and equipment	491	57,137	(637)	57,221
Unrealised loss (gain) on exchange	4,921	(8,533)	6,657	(8,751)
Deferred tax	135,276	(54,067)	117,190	(66,669)
Income tax expense	3,637,555	4,810,081	3,247,927	3,668,443
Profit before changes in operating assets and liabilities	23,620,209	24,825,153	21,403,273	22,135,017
Changes in operating assets and liabilities				
Specifically-designated bank deposits	219,367	12,625	-	-
Trade accounts receivable	(79,122)	2,459,358	2,539,352	2,149,370
Amounts due from related parties	84	16	7,188	(4,472)
Inventories	660,018	(747,962)	7,227	(17,374)
Value added tax receivable	71,107	(145,345)	71,107	(145,345)
Other current assets	649,428	(105,673)	246,337	1,515
Forward and swap contracts receivable	(3,534)	-	(3,534)	-
Other non-current assets	(30,717)	(275,577)	(26,572)	(261,769)
Trade accounts payable	243,427	189,805	265,936	(76,908)
Amounts due to related parties	(297,261)	(31,132)	(345,809)	89,009
Accrued revenue sharing expenses	2,447,067	2,569,128	2,261,230	2,227,153
Operation right payable	-	(3,000,000)	-	-
Unearned income - mobile phone service	(442,045)	108,510	(790,479)	241,093
Advanced receipts from customers	(21,971)	(244,167)	-	-
Other current liabilities	(365,722)	(137,801)	(252,405)	(211,426)
Other non-current liabilities	(180)	(1,345)	-	-
Income tax paid	(4,008,918)	(4,723,649)	(3,192,088)	(4,265,158)
Net cash provided by operating activities	**22,661,237**	**20,751,944**	**22,190,763**	**21,860,705**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in thousand Baht)		
Cash flows from investing activities				
Interest received	157,151	140,111	80,906	55,078
Short-term loans to subsidiaries	-	-	(1,035,000)	(41,500)
Net changes in current investments	105,968	(1,022,572)	-	-
Net change in long-term investment	(15,722)	-	-	-
Additional investment in a subsidiary	-	(126,000)	-	(425,000)
Proceeds from disposals of property and equipment	11,362	126,048	9,060	135,120
Purchase of property, plant, equipment and computer software	(2,075,281)	(1,098,652)	(1,037,944)	(961,989)
Purchase of assets under the Agreements for operation	(3,876,196)	(3,913,300)	(3,743,526)	(3,894,309)
Dividend received from subsidiaries	-	-	1,482,496	-
Net cash used in investing activities	**(5,692,718)**	**(5,894,365)**	**(4,244,008)**	**(5,132,600)**
Cash flows from financing activities				
Interest paid	(953,041)	(738,190)	(964,047)	(914,398)
Other finance costs paid	(56,540)	(44,396)	(53,520)	(42,893)
Repayments of short-term loan from financial institutions	-	(3,500,000)	-	(3,500,000)
Proceeds of short-term loans from a subsidiary	-	-	-	2,400,000
Repayments of short-term loans from a subsidiary	-	-	(5,500,000)	(8,900,000)
Proceeds of long-term borrowings	8,535,116	4,000,000	8,535,116	4,000,000
Repayments of long-term borrowings	(3,501,491)	(750,000)	(3,501,491)	(750,000)
Finance lease principal payments	(14,661)	(12,175)	(11,354)	(7,236)
Proceeds from issue of ordinary shares	722	3,046	722	3,046
Proceeds from share premium	56,370	251,085	56,370	251,085
Advanced receipts for share subscription	12,238	1,372	12,238	1,372
Dividends paid to equity holders of the Company	(9,774,254)	(9,769,518)	(9,774,254)	(9,769,518)
Dividends paid to minority interests	(4)	-	-	-
Net cash used in financing activities	**(5,695,545)**	**(10,558,776)**	**(11,200,220)**	**(17,228,542)**
Net increase (decrease) in cash and cash equivalents	**11,272,974**	**4,298,803**	**6,746,535**	**(500,437)**
Cash and cash equivalents at beginning of period	15,009,291	6,822,085	2,665,329	3,713,234
Effect of exchange rate changes on balances held in foreign currencies	(10,253)	(74,599)	(10,253)	(74,599)
Cash and cash equivalents at end of period	**26,272,012**	**11,046,289**	**9,401,611**	**3,138,198**
Supplemental disclosures of cash flow information				
Non-cash transactions				
Outstanding debts arising from investment in property, plant and equipment and assets under the Agreements for operation	1,293,636	2,244,690	916,005	1,986,719

The accompanying notes are an integral part of these financial statements.

Note	**Contents**
1	General information
2	Basis of preparation of the financial statements
3	Related party transactions and balances
4	Specifically-designated bank deposits
5	Trade accounts receivable
6	Investments in subsidiaries
7	Capital expenditure
8	Trade accounts payable
9	Interest-bearing borrowings
10	Share capital
11	Warrants
12	Segment information
13	Earnings per share
14	Dividend
15	Financial instruments
16	Commitments with non-related parties
17	Interconnection agreements
18	Significant event
19	Events after the balance sheet date
20	Reclassification of accounts

These notes form an integral part of the financial statements.

The interim financial statements were authorised for issue by the Board of Directors on 13 August 2009.

1 General information

Advanced Info Service Public Company Limited "the Company", is incorporated in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok, Thailand.

The Company was listed on the Stock Exchange in Thailand in November 1991.

Shin Corporation Public Company Limited is a major shareholder, holding 42.66% *(31 December 2008: 42.67%)* of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 21.34% *(31 December 2008: 21.34%)* of the share capital of the Company.

The principal business operations of the Company and its subsidiaries are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM as the operator. The Company has been granted permission from TOT Public Company Limited ("TOT"), under the Agreement for operation dated 27 March 1990, to operate and service of Cellular Mobile Telephone, either analog (NMT) or Digital GSM, 900 MHz frequency nationwide, parallel operation for 25 years since 1 October 1990, being the first commercial operating date of service. The Agreement is ended on 30 September 2015. The Company is obliged to comply with various conditions and pay revenue sharing in according with the Agreement.

   Under the Agreement, the Company shall be entitled to immediately transfer the ownership right of its tools and equipments or assets for operating the 900-MHz Cellular System to TOT when the installation has been completed and the Company shall pay TOT the annual revenue sharing in according with the Agreement at the percentage of annual revenues and any benefit from the mobile phone service prior to deducting any expenses and any tax or the minimum annual revenue sharing stipulated in the Agreement. The Agreement does not specify a minimum cumulative amount over the term of the Agreement. The percentages of the service revenues and minimum annual revenue sharing for each year are as follows:

Year	**Percentage of revenues**	**Minimum annual revenue sharing** *(in million Baht)*
1 - 5	15	13 to 147
6 - 10	20	253 to 484
11 - 15	25	677 to 965
16 - 20	30	1,236 to 1,460
21 -25	30	1,460

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH as the operator. Advanced Data network Communications Co., Ltd. ("ADC"), an indirect subsidiary, has been granted permission from TOT, under the Agreement dated 19 September 1989, for rendering services for DATAKIT VIRTUAL CIRCUIT SWITCH in the area of Metropolitan Telephone Exchange.

   Under the Agreement, ADC shall be entitled to immediately transfer the ownership right of its tools and equipments or assets for operation of DATAKIT System to TOT when the

installation has been completed and ADC shall pay TOT the annual revenue sharing in accordance with the Agreement at the percentage of annual revenues and any benefit from service of DATAKIT VIRTUAL CIRCUIT SWITCH prior to deducting any expenses and any tax or the minimum annual revenue sharing stipulated in the Agreement.

ADC and TOT have mutually agreed to amend the Agreement and signed the Supplemental Agreement on 25 September 1997 to extend the validity period from 10 years to 25 years (such validity period shall be ended on 24 September 2022) and waive the collection of annual revenue sharing under the agreements effective from 25 September 1997. ADC issued 10.75 million ordinary shares at a par value of Baht 10 to TOT on 17 March 1998 in consideration of such waiver.

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM as the operator. Digital Phone Company Limited ("DPC"), a subsidiary, has been granted permission from CAT Telecom Public Company Limited ("CAT"), under the Agreement for operation dated 19 November 1996, to operate and service Cellular Mobile Telephone: Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, frequency between 1747.9 MHz to 1760.5 MHz and 1842.9 MHz to 1855.5 MHz, nationwide. DPC started the operation commencing from 28 May 1997 ending 15 September 2013 and DPC is obliged to comply with various conditions and pay revenue sharing in accordance with the Agreement.

Under the Agreement, DPC shall be entitled to immediately transfer the ownership right of its machineries, all equipments and tools or assets for operation to CAT upon installation completion and DPC shall pay CAT the annual revenue sharing at the percentage of annual revenues and any benefit in according with the accrual basis from the mobile phone service prior to deducting any expenses and any tax and fees which the minimum revenue sharing must accumulate, over the term of the Agreement, not less than Baht 5,400 million as follows:

Year	**Percentage of revenues**	**Minimum annual revenue sharing** *(in million Baht)*
1	25	9
2 - 9	20	60 to 320
10 - 14	25	350 to 650
15 - 16	30	670

4) The operation of PROVIDING CALL CENTER SERVICE

5) The operation of PROVIDING BROADBAND SERVICE under a licence granted from the National Telecommunications Commission ("NTC").

6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD under a licence granted from the Ministry of Finance.

7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE under a licence granted from the Ministry of Finance.

8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a licence granted from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The licence agreement of INTERNATIONAL TELEPHONE SERVICE ends 26 July 2026.

9) The operation of DISTRIBUTING OF CELLULAR PHONES AND COMMUNICATION EQUIPMENTS.

10) The operation of PROVIDING INTERNET (ISP) SERVICE, INTERNET GATEWAY and BROADBAND, VOICE OVER IP and IP TELEVISION under a licence granted from the National Telecommunications Commission ("NTC").

Details of the Company's subsidiaries as at 30 June 2009 and 31 December 2008 were as follows:

Name of the entities	Type of business	Country of incorporation	Ownership interest (%)	
			30 June 2009	31 December 2008
Mobile from Advance Co., Ltd.	Currently ceased operation	Thailand	99.99	99.99
Advanced Datanetwork Communications Co., Ltd. * (* Indirect subsidiary)	Service provider of voice/ data communications via telephone line and broadband	Thailand	51.00	51.00
Datanetwork Solutions Co., Ltd.	Completed the liquidation process on 22 July 2009	Thailand	49.00	49.00
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	99.99	99.99
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	98.55	98.55
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	99.99	99.99
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	99.99	99.99
AIN GlobalComm Co., Ltd.	Service provider of international call	Thailand	99.99	99.99
Advanced Wireless Network Co., Ltd.	Network operator, a telecom service operator and a computer system service	Thailand	99.99	99.99

Name of the entities	**Type of business**	**Country of incorporation**	**Ownership interest (%)** 30 June 2009	31 December 2008
Super Broadband Network Co., Ltd.	Network operator and a telecom service operator i.e. Service provider of internet (ISP), international & national internet gateway, International Private Leased Circuit (IPLC), Internet Protocol Virtual Private Network (IP VPN), a voice over IP, and an IP television	Thailand	99.99	99.99
Wireless Device Supply Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental	Thailand	99.99	99.99

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 34 *Interim Financial Reporting* (formerly TAS 41) including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand and the Announcement of the Department of Business Development B.E. 2009.

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2008. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2008.

The interim financial statements are presented in Thai Baht, rounded to the nearest million unless otherwise stated.

On 15 May 2009, the FAP has made the announcement No. 12/2009 to renumber Thai Accounting Standards (TAS) to be the same as International Accounting Standards (IAS).

The Group has adopted the following revised Thai Accounting Standards (TAS) and Thai Financial Reporting Standards (TFRS) which were issued by the FAP and effective for annual accounting periods beginning on or after 1 January 2009:

TAS 36 (revised 2007)	*Impairment of Assets* (formerly TAS 36)
TFRS 5 (revised 2007)	*Non-current Assets Held for Sale and Discontinued Operations* (formerly TAS 54)

The adoption of these revised TAS and TFRS does not have any material impact on the consolidated or separate financial statements.

Accounting policies and methods of computation applied in the interim financial statements for the three-month and six-month periods ended 30 June 2009 are consistent with those applied in the financial statements for the year ended 31 December 2008.

3 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

During the period, the Group has entered into a number of sale/purchase transactions of goods and service with related parties, the terms of which are negotiated of reasonable prices comparing with the market prices of each business. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets.

Relationships with related parties that control or jointly control the Company or are being controlled or jointly controlled by the Company or have transactions with the Group were as follows:

Name of entities	**Country of incorporation / nationality**	**Nature of relationships**
Subsidiaries	Thailand	More than 50% shareholding or being controlled
Shin Corporation and its related parties	Thailand, Lao and Cambodia	Major shareholder, 42.66% shareholding and some common directors
SingTel Strategic Investments Pte Ltd. and its related parties	Singapore	Major shareholder, 21.34% shareholding and some common directors
Thanachart Group	Thailand	Managing Director of Thanachart Group is the Company's director

Significant transactions for the three-month and six-month periods ended 30 June 2009 and 2008 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 30 June	2009	2008	2009	2008
	(in million Baht)			
Service income				
Subsidiaries	-	-	305	332
Shin Corporation and its related parties	33	47	5	6
Related party of SingTel Strategic Investments Pte Ltd.	116	156	115	151
	149	**203**	**425**	**489**
Sales of prepaid cards				
Subsidiaries	**-**	**-**	**4,565**	**7,868**
Sales of Refill on mobile (ROM)				
Subsidiaries	**-**	**-**	**4,877**	**2,388**
Interest income				
Subsidiaries	-	-	16	1
Thanachart Group	1	1	1	1
	1	**1**	**17**	**2**
Other income				
Subsidiaries	-	-	30	30
Shin Corporation and its related parties	1	-	-	-
	1	**-**	**30**	**30**
Rental and other service expenses				
Subsidiaries	-	-	1,191	1,200
Shin Corporation and its related parties	108	97	102	88
SingTel Strategic Investments Pte Ltd. and its related parties	88	89	81	79
Thanachart Group	3	8	3	8
	199	**194**	**1,377**	**1,375**
Advertising expense - net*				
Related parties of Shin Corporation	**69**	**91**	**64**	**88**
Advertising expense - gross **				
Related parties of Shin Corporation	**141**	**244**	**131**	**227**

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated financial statements		Separate financial statements	
Three-month period ended 30 June	2009	2008	2009	2008
		(in million Baht)		
Sale promotion expense				
Subsidiaries	-	-	32	2
Related parties of Shin Corporation	72	45	71	43
	72	**45**	**103**	**45**
Commission expense				
Subsidiaries	**-**	**-**	**293**	**346**
Management benefit expenses	**16**	**26**	**16**	**23**
Interest expense				
Subsidiaries	-	-	-	52
Thanachart Group	1	1	1	1
	1	**1**	**1**	**53**
Dividend expense				
Shin Corporation	4,170	4,170	4,170	4,170
SingTel Strategic Investments Pte Ltd.	1,875	1,875	1,875	1,875
	6,045	**6,045**	**6,045**	**6,045**

	Consolidated financial statements		Separate financial statements	
Six-month period ended 30 June	2009	2008	2009	2008
		(in million Baht)		
Service income				
Subsidiaries	-	-	635	685
Shin Corporation and its related parties	67	90	10	10
Related party of SingTel Strategic Investments Pte Ltd.	244	369	240	362
	311	**459**	**885**	**1,057**
Sales of prepaid cards				
Subsidiaries	**-**	**-**	**10,392**	**16,119**
Sales of Refill on mobile(ROM)				
Subsidiaries	**-**	**-**	**9,024**	**2,388**
Dividend income				
Subsidiaries	**-**	**-**	**1,482**	**-**
Interest income				
Subsidiaries	-	-	25	2
Thanachart Group	3	8	3	8
	3	**8**	**28**	**10**

	Consolidated financial statements		**Separate financial statements**	
Six-month period ended 30 June	2009	2008	2009	2008
		(in million Baht)		
Other income				
Subsidiaries	-	-	59	58
Shin Corporation and its related parties	1	1	-	-
	1	**1**	**59**	**58**
Rental and other service expenses				
Subsidiaries	-	-	2,348	2,452
Shin Corporation and its related parties	212	161	198	146
SingTel Strategic Investments Pte Ltd. and its related parties	168	197	153	174
Thanachart Group	6	20	5	17
	386	**378**	**2,704**	**2,789**
Advertising expense - net*				
Related parties of Shin Corporation	**116**	**167**	**106**	**158**
Advertising expense - gross **				
Related parties of Shin Corporation	**310**	**473**	**296**	**428**

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated financial statements		**Separate financial statements**	
Six-month period ended 30 June	2009	2008	2009	2008
		(in million Baht)		
Sale promotion expense				
Subsidiaries	-	-	56	66
Related parties of Shin Corporation	104	102	103	99
	104	**102**	**159**	**165**
Commission expense				
Subsidiaries	-	-	**584**	**703**
Management benefit expenses	**32**	**58**	**33**	**47**
Interest expense				
Subsidiaries	-	-	9	139
Thanachart Group	2	2	2	2
	2	**2**	**11**	**141**
Dividend expense				
Shin Corporation	4,170	4,170	4,170	4,170
SingTel Strategic Investments Pte	1,875	1,875	1,875	1,875
	6,045	**6,045**	**6,045**	**6,045**

Balances as at 30 June 2009 and 31 December 2008 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
		(in million Baht)		
Trade accounts receivable				
Subsidiaries	-	-	2,023	5,283
Shin Corporation and its related parties	12	17	4	4
Related party of SingTel Strategic Investments Pte Ltd.	113	184	112	181
Total	**125**	**201**	**2,139**	**5,468**
Amounts due from and loans to related parties				
Other receivables				
Subsidiaries	-	-	17	25
	-	-	17	25
Short-term loans				
Subsidiaries	-	-	1,500	465
Total	**-**	**-**	**1,517**	**490**

As at 30 June 2009, short-term loans at call to subsidiaries represent promissory notes, bearing interest at the rate of 4.96% per annum *(31 December 2008: 5.37% per annum).*

Movements during the six-month periods 30 June 2009 and 2008 of loans to related parties of the Company were as follows:

	Separate financial statements	
	2009	2008
	(in million Baht)	
Short-term loans to related parties		
Subsidiaries		
At 1 January	465	59
Increase	1,035	55
Decrease	-	(13)
At 30 June	**1,500**	**101**

	Consolidated financial statements		Separate financial statements	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
		(in million Baht)		
Trade accounts payable				
Subsidiaries	-	-	421	367
Related parties of Shin Corporation	26	22	24	18
Related party of SingTel Strategic Investments Pte Ltd.	55	76	51	69
Total	**81**	**98**	**496**	**454**

	Consolidated financial statements		**Separate financial statements**	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
	(in million Baht)			
Amounts due to and loans from related parties				
Other payables				
Subsidiaries	-	-	404	451
Related parties of Shin Corporation	151	406	140	397
Related party of SingTel Strategic Investments Pte Ltd.	38	80	38	80
	189	486	582	928
Short-term loans				
Subsidiaries	-	-	-	5,500
Total	**189**	**486**	**582**	**6,428**

As at 30 June 2009, short-term loans from subsidiaries were fully repaid *(31 December 2008: 2.45% per annum)*.

Movements during the six-month periods ended 30 June 2009 and 2008 of loans from related parties of the Company were as follows:

	Separate financial statements	
	2009	2008
	(in million Baht)	
Short-term loans from related parties		
Subsidiaries		
At 1 January	5,500	12,700
Increase	-	2,400
Decrease	(5,500)	(8,900)
At 30 June	**-**	**6,200**

	Consolidated financial statements		**Separate financial statements**	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
	(in million Baht)			
Long-term debentures				
Subsidiary	-	-	1	-
Related party of Shin Corporation	46	-	46	-
Director of the Company and its related parties	2	1	2	1
Total	**48**	**1**	**49**	**1**

Significant agreements with related parties

The Group has entered into agreements with related parties and has commitment for payment according to a rate under the term and conditions stipulated in the agreements. The significant agreements with related parties are as follows:

1) The Company has entered into a consulting and management service agreement with a group of its subsidiaries. The Company will provide service in finance, legal, human resource and marketing consultancy and management and technical assistance to its subsidiaries. The agreement is valid for one year and is renewable on an annual basis. The contract parties have a right to terminate the agreement by giving advance notice to the counterparty of not less than 3 months.

2) The Company has entered into interconnection and national roaming agreements with Digital Phone Company Limited, a subsidiary. The suspension or termination of the agreement shall be referred to the regulations and conditions of the National Telecommunications Commission.

3) The Company has entered into a site share agreement with its subsidiaries to provide site area including facilities for installation of telecommunication equipment. The contract parties have a right to terminate the agreement by giving advance written notice to the counterparty of not less than 60 days.

4) The Company and its subsidiaries have entered into a call center service agreement with Advanced Contact Center Co., Ltd. ("ACC"), a subsidiary. ACC will provide service and required information including resolving problems requests from the Group's customers. The contract parties have a right to terminate the agreement by giving the counterparty a written notice for 30 days in advance.

5) The Company has entered into an agreement with Advanced Magic Card Co., Ltd. and Advanced Mpay Co., Ltd, its subsidiaries, to provide payment service for goods/service purchase through electronic cash card and mobile phone. The contract parties have a right to terminate the agreement by giving advance written notice not less than 30 days.

6) The Company and its subsidiaries have entered into an international roaming service agreement with the Group of Singtel Strategic Investments Pte. Ltd., related parties. The contract parties have a right to terminate the agreement by giving a written notice of 60 days in advance.

7) The Company has entered into a satellite transponder lease agreement with Thaicom Public Company Limited, a related party, for a monthly fee according to the rate and condition specified in the agreement. The agreement is valid until 21 June 2012.

8) The Group has entered into agreements with I.T. Applications and Services Company Limited, a related party, to receive computer system maintenance services. The agreement is renewable on an annual basis. The contract parties have a right to terminate the agreement by giving a written advance notice of 3 months.

Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at no cost to the Company's directors.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are as follows:

Grant date	Warrants *(Million units)*	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 20 April 2009 onward) *(Price)*	*(Ratio)*
31 May 2004 (Grant III)	8.82	36.41	1 : 1	30.22	1:1.20475
31 May 2005 (Grant IV)	8.33	41.76	1 : 1	35.12	1:1.18896
31 July 2006 (Grant V)	6.99	37.68	1 : 1	32.69	1:1.15254

Movements during the six-month periods ended 30 June 2009 and 2008 of the number of SHIN's warrants are as follows:

	Separate financial statements	
	2009	2008
	(million units)	
At 1 January	2.45	26.00
Exercised	-	(0.58)
Cancelled	-	(22.97)
At 30 June	**2.45**	**2.45**

For the six-month periods ended 30 June 2009, the Company's directors have not exercised warrants *(2008: Directors exercised warrants of 0.58 million units to acquire 0.65 million ordinary shares of SHIN).*

4 Specifically-designated bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks equal to the subsidiaries' outstanding balance of advance from customers as at 30 June 2009 amounting to Baht 1,096 million *(31 December 2008: Baht 1,315 million)* cannot be used for other purposes apart from payments to service providers.

5 Trade accounts receivable

		Consolidated financial statements		Separate financial statements	
	Note	30 June 2009	31 December 2008	30 June 2009	31 December 2008
		(in million Baht)			
Related parties	*3*	125	201	2,139	5,468
Other parties		3,626	3,838	2,898	2,517
Accrued income		2,263	2,194	2,183	2,093
		6,014	6,233	7,220	10,078
Less allowance for doubtful accounts		(535)	(443)	(485)	(399)
Total		**5,479**	**5,790**	**6,735**	**9,679**

Aging analyses for trade accounts receivable are as follows:

	Consolidated Financial statements		Separate financial statements	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
	(in million Baht)			
Related parties				
Current - 3 months	120	198	1,859	5,143
Overdue 3 - 6 months	4	3	47	47
Overdue 6 - 12 months	1	-	94	96
Overdue over 12 months	-	-	139	182
	125	201	2,139	5,468
Less allowance for doubtful accounts	-	-	-	-
Net	**125**	**201**	**2,139**	**5,468**
Other parties				
Current - 3 months	5,495	5,752	4,801	4,406
Overdue 3 - 6 months	237	161	174	132
Overdue 6 - 12 months	72	65	36	62
Overdue over 12 months	85	54	70	10
	5,889	6,032	5,081	4,610
Less allowance for doubtful accounts	(535)	(443)	(485)	(399)
Net	**5,354**	**5,589**	**4,596**	**4,211**
Total	**5,479**	**5,790**	**6,735**	**9,679**

The normal credit term granted by the Group ranges from 14 days to 30 days.

6 Investments in subsidiaries

Movements on investments during the six-month periods ended 30 June 2009 and 2008 were as follows:

	Separate financial statements	
	2009	2008
	(in million Baht)	
At 1 January	20,223	19,457
Acquisitions	-	425
Disposal	-	(598)
Liquidation	-	(2)
Reversal of allowance for impairment	-	600
At 30 June	**20,223**	**19,882**

Dividend income from subsidiaries

At the annual general meeting of the subsidiaries, resolutions were passed to approve the dividend payment to the shareholders as follows:

Company	Date of meeting	Dividend Baht/share	Amount Million Baht
Advanced Contact Center Co., Ltd.	6 March 2009	6.25	170
Advanced Magic Card Co., Ltd.	6 March 2009	8.50	212
AIN GlobalComm Co., Ltd.	5 March 2009	550.00	1,100

Investments in subsidiaries as at 30 June 2009 and 31 December 2008, and dividend income from those investments 2009 and 2008 were as follows:

	Separate financial statements							
	Ownership interest		Paid-up capital		Cost method		Impairment	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 Decem 200{
	(%)						*(in million Baht)*	
Subsidiaries								
Mobile from Advance Co., Ltd.	99.99	99.99	240	240	600	600	(335)	(33
Datanetwork Solution Co., Ltd.	49.00	49.00	1	1	8	8	(8)	(
Advanced Contact Center Co., Ltd.	99.99	99.99	272	272	811	811	-	
Digital Phone Co., Ltd.	98.55	98.55	14,622	14,622	23,300	23,300	(5,539)	(5,53
Advanced Magic Card Co., Ltd.	99.99	99.99	250	250	250	250	-	
Advanced Mpay Co., Ltd.	99.99	99.99	300	300	336	336	-	
AIN GlobalComm Co., Ltd.	99.99	99.99	100	100	100	100	-	
Advanced Wireless Network Co., Ltd.	99.99	99.99	350	350	350	350	-	
Super Broadband Network Co., Ltd.	99.99	99.99	300	300	300	300	-	
Wireless Device Supply Co., Ltd.	99.99	99.99	50	50	50	50	-	
Total					**26,105**	**26,105**	**(5,882)**	**(5,88**

7 Capital expenditure

Acquisitions, disposals and transfers of capital expenditure during the six-month periods ended 30 June 2009 and 20

				Consolidated financial statements	
	2009				
	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**	Property, plant and equipment
				(in million Baht)	
Cost					
At 1 January	33,870	184,149	25,584	243,603	31,562
Additions	1,967	3,334	151	5,452	1,009
Transfer & reclassify	(73)	(40)	103	(10)	227
Disposal	(184)	-	-	(184)	(357)
At 30 June	**35,580**	**187,443**	**25,838**	**248,861**	**32,441**
Accumulated depreciation and amortisation					
At 1 January	(25,726)	(111,104)	(19,046)	(155,876)	(23,001)
Depreciation and amortisation	(1,600)	(7,889)	(332)	(9,821)	(1,506)
Transfer & reclassify	23	-	(23)	-	(82)
Disposal	172	-	-	172	185
At 30 June	**(27,131)**	**(118,993)**	**(19,401)**	**(165,525)**	**(24,404)**
Net book value					
At 1 January	8,144	73,045	6,538	87,727	8,561
At 30 June	**8,449**	**68,450**	**6,437**	**83,336**	**8,037**

	Separate financial statements				
	2009				
	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**	Property, plant and equipment
	(in million Baht)				
Cost					
At 1 January	31,277	169,250	4,000	204,527	29,832
Additions	853	3,299	148	4,300	921
Transfer & reclassify	(56)	(41)	88	(9)	225
Disposal	(181)	-	-	(181)	(374)
At 30 June	**31,893**	**172,508**	**4,236**	**208,637**	**30,604**
Accumulated depreciation and amortisation					
At 1 January	(24,829)	(100,166)	(2,931)	(127,926)	(22,213)
Depreciation and amortisation	(1,453)	(7,254)	(93)	(8,800)	(1,430)
Transfer & reclassify	16	-	(16)	-	(70)
Impairment loss	-	-	-	-	-
Disposal	172	-	-	172	182
At 30 June	**(26,094)**	**(107,420)**	**(3,040)**	**(136,554)**	**(23,531)**
Net book value					
At 1 January	6,448	69,084	1,069	76,601	7,619
At 30 June	**5,799**	**65,088**	**1,196**	**72,083**	**7,073**

8 Trade accounts payable

		Consolidated financial statements		Separate financial statements	
	Note	30 June 2009	31 December 2008	30 June 2009	31 December 2008
		(in million Baht)			
Related parties	3	81	98	496	454
Other parties		3,909	4,165	2,938	3,210
Total		**3,990**	**4,263**	**3,434**	**3,664**

9 Interest-bearing borrowings

	Consolidated financial statements		Separate financial statements	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
	(in million Baht)			
Current				
Current portion of long-term borrowings, net	486	397	486	397
Current portion of long-term debentures, net	3,418	6,621	3,418	6,621
Current portion of finance lease liabilities	19	19	15	15
	3,923	7,037	3,919	7,033
Non-current				
Long-term borrowings, net	17,226	17,744	17,226	17,744
Long-term debentures, net	19,479	11,989	19,479	11,989
Finance lease liabilities	36	42	32	34
	36,741	29,775	36,737	29,767
Total	**40,664**	**36,812**	**40,656**	**36,800**

Long-term borrowings

On 23 February 2009, the Company had drawn down under a export credit agency loan of USD 13.01 million bearing interest at USD LIBOR plus a margin as agreed by the Company and banks.

On 30 April 2009, the Company had drawn down under a export credit agency loan of USD 16.31 million bearing interest at USD LIBOR plus a margin as agreed by the Company and banks.

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

On 23 January 2009, the Company issued unsubordinated and unsecured debentures as follows:

1) Debenture of 5 million units of Baht 1,000 each, amounting to Baht 5,000 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first 2.5 year and 5.00% p.a. for the last year, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 23 July 2012.

2) Debenture of 2.5 million units of Baht 1,000 each, amounting to Baht 2,500 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first and second year, 5.00% p.a. for the third and fourth year, and 6.00% p.a. for the last year, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 23 January 2014.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 30 June 2009 and 31 December 2008 are as follows:

	Consolidated and separate financial statements			
	Carrying amount		Fair values*	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
	(in million Baht)			
Long-term debentures	**22,927**	**18,627**	**23,781**	**19,207**

*Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the balance sheet date.

Movement during the six-month periods ended 30 June 2009 and 2008 of borrowings were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
At 1 January	36,812	29,966	36,800	29,948
Additions	8,544	4,016	8,544	4,015
Bond issuing cost	(19)	(9)	(19)	(9)
Repayments	(3,516)	(4,262)	(3,512)	(4,257)
Unrealised loss (gain) on foreign exchange	(1,162)	559	(1,162)	559
Amortisation of bond issuing cost	5	3	5	3
Amortisation of discounted bill of exchange	-	8	-	8
At 30 June	**40,664**	**30,281**	**40,656**	**30,267**

10 Share capital

	Par value per share (in Baht)	2009 Number	2009 Baht	2008 Number	2008 Baht
		(million shares / million Baht)			
Authorised					
At 1 January					
- ordinary shares	*1*	4,997	4,997	4,997	4,997
At 30 June					
- ordinary shares	***1***	**4,997**	**4,997**	**4,997**	**4,997**
Issued and paid-up					
At 1 January					
- ordinary shares	*1*	2,962	2,962	2,958	2,958
Issue of new shares	*1*	-	-	3	3
At 30 June					
- ordinary shares	***1***	**2,962**	**2,962**	**2,961**	**2,961**

During the six-month period ended 30 June 2009, the Company registered the increase in share capital with the Ministry of Commerce for 0.72 million ordinary shares from the exercise of 0.62 million warrants. The capital increase results in an increase in paid-up share capital and share premium of Baht 0.72 million and Baht 56 million, respectively.

As at 30 June 2009, the total issued number of ordinary shares is 2,962 million shares *(31 December 2008: 2,962 million shares)* with a par value of Baht 1 per share *(31 December 2008: Baht 1 per share)*. All issued shares are fully paid.

11 Warrants

Warrants granted to directors and employees

The Company granted warrants at no cost to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

	Issued date	**Issued units Million**	**Percentage***	**Exercise price Baht/unit****	**Exercise period** Start	End
ESOP - Grant I	27 March 2002	14.00	0.48	44.62	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	8.47	0.29	37.61	Expired since 30 May 2008	
ESOP - Grant III	31 May 2004	9.00	0.31	77.20	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	9.69	0.33	90.85	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	10.14	0.34	80.41	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.

** The latest adjustment of exercise price was on 16 April 2009.

Movements in the number of warrants outstanding during the six-month periods ended 30 June 2009 and 2008 are as follows:

		2009			2008	
	Directors	Employees	**Total**	Directors	Employees	**Total**
			(million units)			
At 1 January	6.14	16.83	22.97	6.47	19.87	26.34
Exercised	-	(0.76)	(0.76)	(0.07)	(2.70)	(2.77)
Cancelled	(0.58)	(3.46)	(4.04)	-	-	-
At 30 June	**5.56**	**12.61**	**18.17**	**6.40**	**17.17**	**23.57**

Exercised warrants

During the six-month period ended 30 June 2009, 0.76 million warrants was exercised by the Company's employees. The exercise of 0.76 million warrants during this period increased paid-up share capital and premium on share capital by Baht 0.72 million and Baht 56 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.13 million units or 0.15 million shares on 2 July 2009. The Company received advanced payment from shareholders for 0.15 million shares in the amount of Baht 12 million in the quarter ended 30 June 2009 (see Note 19).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders. The BOD or AGM approved the dividend in excess of 50% of its net profit; therefore, the Company has to adjust the exercise price & ratio as per the Prospectus clause no. 2.6.

12 Segment information

Segment information is presented in respect of the Group's business and geographic segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Mobile phone and call center services
Segment 2	Mobile phone sales
Segment 3	Datanet and broadband services

Geographic segments

Management considers that the Group operates in a single geographic area, namely in Thailand, and has, therefore, only one major geographic segment.

Financial information based on business segment in the consolidated financial statements for the three-month p
follows:

	Consolidated financial statement				
	Mobile phone and call center services		Mobile phone sales		Datane broadbanc
	2009	2008	2009	2008	2009
			(in million Baht)		
Revenues:					
Revenues from services and equipment rentals	23,382	24,979	10	13	161
Revenue from sales	-	-	1,645	3,141	-
Total revenues	**23,382**	**24,979**	**1,655**	**3,154**	**161**
Cost and operating expenses:					
Cost of sales, services and equipment rentals	(14,773)	(15,410)	(1,609)	(2,874)	(86)
Operating expenses, net	(2,140)	(430)	(47)	(134)	(38)
Operating profit (loss)	**6,469**	**9,139**	**(1)**	**146**	**37**

Financial information based on business segment in the consolidated financial statements for the six-month pe follows:

	Consolidated financial statement				
	Mobile phone and call center services		Mobile phone sales		Datane broadbanc
	2009	2008	2009	2008	2009
				(in million Baht)	
Revenues:					
Revenues from services and equipment rentals	47,463	50,447	22	25	335
Revenue from sales	-	-	3,678	6,107	-
Total revenues	**47,463**	**50,447**	**3,700**	**6,132**	**335**
Cost and operating expenses:					
Cost of sales, services and equipment rentals	(29,713)	(30,930)	(3,608)	(5,625)	(183)
Operating expenses, net	(4,140)	(2,804)	(230)	(273)	(82)
Operating profit (loss)	**13,610**	**16,713**	**(138)**	**234**	**70**

13 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the three-month and six-month periods ended 30 June 2009 and 2008 was based on the profit for the period attributable to equity holders of the Company and the number of ordinary shares outstanding during the periods as follows:

	Consolidated financial statements		Separate financial statements	
Three-month period ended 30 June	2009	2008	2009	2008
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (basic)	**4,197**	**6,333**	**3,719**	**4,636**
Number of ordinary shares outstanding	**2,962**	**2,961**	**2,962**	**2,961**
Earnings per share (basic) ***(in Baht)***	**1.42**	**2.14**	**1.26**	**1.57**

	Consolidated financial statements		Separate financial statements	
Six-month period ended 30 June	2009	2008	2009	2008
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (basic)	**8,765**	**11,456**	**9,339**	**8,989**
Number of ordinary shares outstanding	**2,962**	**2,960**	**2,962**	**2,960**
Earnings per share (basic) ***(in Baht)***	**2.96**	**3.87**	**3.15**	**3.04**

Diluted earnings per share

The calculation of diluted earnings per share for the three-month and six-month periods ended 30 June 2009 and 2008 was based on the profit for the period attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the periods after adjusting for the effects of all dilutive potential ordinary shares as follows:

	Consolidated financial statements		Separate financial statements	
Three-month period ended 30 June	2009	2008	2009	2008
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (diluted)	**4,197**	**6,333**	**3,719**	**4,636**
Number of ordinary shares outstanding (basic)	2,962	2,961	2,962	2,961
Effect of exercise of share options	-	1	-	1
Weighted average number of ordinary shares outstanding (diluted)	**2,962**	**2,962**	**2,962**	**2,962**
Earnings per share (diluted) ***(in Baht)***	**1.42**	**2.14**	**1.26**	**1.57**

	Consolidated financial statements		Separate financial statements	
Six-month period ended 30 June	2009	2008	2009	2008
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (diluted)	**8,765**	**11,456**	**9,339**	**8,989**
Number of ordinary shares outstanding (basic)	2,962	2,960	2,962	2,960
Effect of exercise of share options	-	1	-	1
Weighted average number of ordinary shares outstanding (diluted)	**2,962**	**2,961**	**2,962**	**2,961**
Earnings per share (diluted) ***(in Baht)***	**2.96**	**3.87**	**3.15**	**3.04**

14 Dividends

At the Annual General Meeting of the Company's shareholders held on 8 April 2009, the shareholders approved the appropriation of dividends of Baht 3.30 per share, amounting to Baht 9,774 million. The dividend was paid to the shareholders on 4 May 2009.

15 Financial instruments

As at 30 June 2009 and 31 December 2008, swap and forward receivables, net are as follows:

	Consolidated financial statements		Separate financial statements	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
	(in million Baht)			
Swap contracts				
Swap contracts receivable	16,578	16,994	16,578	16,994
Swap contracts payable**	(15,197)	(14,492)	(15,197)	(14,492)
Total swap contracts receivable	1,381	2,502	1,381	2,502
Current portion of swap contracts (receivable) payable presented under other current assets/other current liabilities	6	(5)	6	(5)
Total swap contracts receivable, net	**1,387**	**2,497**	**1,387**	**2,497**
Forward contracts				
Forward contracts receivable	1,088	1,147	1,088	1,147
Forward contracts payable**	(1,130)	(1,160)	(1,130)	(1,160)
Total forward contracts payable	(42)	(13)	(42)	(13)
Current portion of forward contracts payable presented under other current liabilities	2	-	2	-
Total forward contracts payable, net	**(40)**	**(13)**	**(40)**	**(13)**
Total swap and forward contracts receivable, net	**1,347**	**2,484**	**1,347**	**2,484**

The nominal amounts and fair values of swap and forward contracts as at 30 June 2009 and 31 December 2008 are as follows:

	Consolidated and separate financial statements			
	Nominal amounts**		Fair values*	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
	(in million Baht)			
Swap contracts	15,197	14,492	16,157	16,056
Forward contracts	1,130	1,160	1,123	1,150
Total	**16,327**	**15,652**	**17,280**	**17,206**

*The fair value of swap and forward contracts is the adjusted value of the original contracts which we entered with the commercial banks with the market price on the balance sheet date in order to reflect the current value of the contracts.

16 Commitments with non-related parties

	Consolidated financial statements		**Separate financial statements**	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
	(in million)			
Capital commitments				
Contracted but not provided for				
Assets under the Agreement for operation				
Thai Baht	1,360	2,101	1,346	2,096
US Dollars	26	23	26	22
Japanese Yen	68	174	68	174
Euro	1	1	1	1
Property and equipment				
Thai Baht	959	1,238	140	406
US Dollars	14	19	4	7
Japanese Yen	200	486	-	-
Euro	2	2	-	-
Service maintenance agreements				
Thai Baht	1,359	1,156	1,197	1,087
US Dollars	12	5	9	3
Japanese Yen	42	31	42	31

	Consolidated financial statements		Separate financial statements	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
	(in million Baht)			
Non-cancellable operating lease commitments				
Within one year	1,156	1,209	1,047	1,065
After one year but within five years	1,291	1,877	1,231	1,798
After five years	4	7	4	7
Total	**2,451**	**3,093**	**2,282**	**2,870**
Other commitments				
Unused letters of credit for goods and supplies	-	112	-	-
Forward and swap contracts	16,327	15,652	16,327	15,652
Bank guarantees				
- Agreement for operation	5,397	5,397	4,087	4,087
- Others	381	362	296	281
Total	**22,105**	**21,523**	**20,710**	**20,020**

The Group has entered into lease and related service agreements for office space, cars, computers and base station for periods ranging from 1 year to 15 years (with options to renew).

17 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), the Company has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("DTAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC.

On 31 August 2007, TOT Public Company Limited ("TOT") has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to the Company informing that the Company should wait for the final judgment of the Administrative Court. Should the Company undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise the Company's related actions and the Company must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, the Company's management is of the opinion that non-compliance by the Company with the IC agreements shall be deemed violating the said NTC announcement. Therefore, the Company has decided to comply with the IC agreements in line with the current legal provisions.

According to the Agreement to operate cellular mobile telephone service, the Company has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, the Company had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, the Company anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. The Company calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject to the final adjudication of the Administrative

Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and the Company. The Company will make adjustment in the financial statement in the period when the issue has been agreed. The Company's management is certain that it will not incur significant expense more than the revenue sharing amount which the Company has recorded.

On 30 December 2008, TOT has notified in writing to the Company that result of the negotiation between TOT and the Company regarding rate and calculating method of the revenue sharing can not be concluded and requested the Company to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of the Company within 30 December 2008. The Company has remitted the revenue sharing to TOT on 30 December 2008. For the interconnection charge since July 2008 up to the present, the Company and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by the Company.

18 Significant event

The Company

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

*"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the

State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet."

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

**"...the assignment of the rights and duties by Total Access Communication Public Company Limited ("DTAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and DTAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act since CAT has already specified the scope of the project and the private sector to provide the service. Besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee.

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

**The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

Significant commercial dispute and litigations

The Company

Between the Company and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding the Company to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of the Company and have no material impact to the financial statements of the Company because this amount is the same as an excise tax that the Company had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, the Company has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that the Company has fully complied with the Cabinet's resolution and the Company's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited ("DPC")

1) On 9 January 2008, CAT Telecom Public Company Limited ("CAT") submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

On 1 October 2008, CAT has submitted the revision of petition to adjust on amount of claimed to Baht 3,410 million which penalty fee calculated from the outstanding revenue sharing up to January 2008 for Baht 790 million plus value added tax Baht 171 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent a letter No. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such Cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT Public Company Limited ("TOT"), CAT Telecom Public Company Limited ("CAT") Digital Phone Company Limited ("DPC"), a subsidiary, and True Move Company Limited ("True Move") by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as Total Access Communication Public Company Limited ("DTAC") had received from TOT.

On 12 October 2006 TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

On 29 July 2008, CAT submitted a dispute no. black 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th -10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 122 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

3) On 3 February 2009, CAT Telecom Public Company Limited ("CAT") has submitted a dispute under Case no. Black 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC, a subsidiary, to deliver and transfer ownership of 3,343 towers including 2,653 equipments of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in clause 2.1 of the Agreement which DPC is obligated to deliver and transfer ownership under the Agreement.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. However, the Company's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT Telecom Public Company Limited ("CAT") has submitted the black case no. 1245/2551 to the Civil Court against the Company as the defendant no. 1 and AIN Globalcomm Company Limited, a subsidiary, as the defendant no. 2 requesting the Company and the subsidiary to pay compensation with interest rate at 7.5% per annum for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by the Company and the subsidiary during 1-27 March 2007 through the Company subscriber by using the symbol "+" dialling from no. 005 of the subsidiary, instead of no. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT was damaged consecutively until 7 March 2008. On 19 November 2008 CAT has submitted the order of provisional remedial measure before delivery of judgment to cease the Company and the subsidiary to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of the subsidiary. On 26 February 2009, the Civil Court has dismissed the CAT's request and on 20 March 2009, CAT has appealed such dismissal.

At present, the said case is under the court process. The Company's management believes that the result of the said case shall be in favour of the Company and have no material impact on the financial statements of the Company. Further reason, the symbol "+" is an international symbol. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialling operator. So, the Company has not infringed and made damage to CAT.

19 Event after the balance sheet date

Interim dividend

At the Board of Director's meeting held on 13 August 2009, the Board passed a resolution to approve a declaration of interim dividend for 2,963 million shares of Baht 3.00 each, totalling Baht 8,889 million. The interim dividend will be paid to the shareholders on 10 September 2009.

Warrants granted to directors and employees – exercised

As mentioned in Note 11, during the three-month period ended 30 June 2009, the Company's warrants of 0.13 million units was exercised at Baht 80.41 each. The Company registered the increase in the share capital with the Ministry of Commerce on 2 July 2009.

In July 2009, a total of 0.60 million units of the Company's warrants were exercised at Baht 80.41 each. The Company registered the increase in the share capital with the Ministry of Commerce on 4 August 2009.

As a result of these two transactions, the total issued and paid-up share capital and premium on share capital of the Company will increase from Baht 2,962 million to Baht 2,963 million, and from Baht 21,602 million to Baht 21,668 million, respectively.

The liquidation of subsidiary

On 22 July 2009, Data Network Solutions Company Limited ("DNS"), a subsidiary in which the Company owns 49.00% of its total shares had registered the dissolution of a company with the Business Development Department, the Ministry of Commerce, on 16 December 2008. DNS has completed the process of liquidation and as a result is dissolved as a juristic entity.

20 Reclassification of accounts

Certain accounts in the balance sheet as at 31 December 2008 and the statement of income for the three-month and six-months periods ended 30 June 2008 have been reclassified to conform to the presentation in the 2009 interim financial statements as follows:

	2008					
	Consolidated financial statements			Separate financial statements		
	Before reclass.	Reclass.	After reclass.	Before reclass.	Reclass.	After reclass.
			(in million Baht)			
Balance sheet						
Cash and cash equivalents	16,301	(1,292)	15,009	-	-	-
Specifically-designated bank deposits	-	1,315	1,315	-	-	-
Current investments	226	(86)	140	-	-	-
Other long-term investments	93	63	156	-	-	-
		-			-	
Statement of income						
Three-month period ended 30 June						
Selling and administration expenses	2,613	(2,613)	-	2,361	(2,361)	-
Director's remuneration	3	(3)	-	3	(3)	-
Interest expense	394	(394)	-	446	(446)	-
Selling expenses	-	572	572	-	513	513
Administrative expenses	-	2,002	2,002	-	1,814	1,814
Management benefit expenses	-	26	26	-	23	23
Finance costs	-	410	410	-	460	460
		-			-	
Six-month period ended 30 June						
Selling and administration expenses	5,197	(5,197)	-	4,955	(4,955)	-
Director's remuneration	6	(6)	-	6	(6)	-
Interest expense	769	(769)	-	907	(907)	-
Selling expenses	-	1,214	1,214	-	1,132	1,132
Administrative expenses	-	3,896	3,896	-	3,748	3,748
Management benefit expenses	-	58	58	-	47	47
Finance costs	-	804	804	-	941	941
		-			-	

The reclassifications have been made in order to comply with the Announcement of the Department of Business Development B.E. 2009 and because, in the opinion of management, the new classification is more appropriate to the Group's business.